January 10, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown
Re:	Spirits Capital Corporation.
Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 4, 2022
CIK No. 0001881767

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 23, 2022 with respect to the Company’s Draft Registration Statement on Form 1-A (the “Form 1-A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form 1-A (the “Form 1-A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form 1-A filed November 4, 2022

General

1. Refer to your response to comment 1 that you do not intend to concurrently register a class of securities under Section 12 of the Exchange Act. Please revise your disclosure accordingly. For example, please remove your disclosure (i) on page 7 that "[o]nce this Registration Statement becomes effective . . . , [you] will become subject to the reporting requirements of Section 13(a) the Exchange Act[,] will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and . . . will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act," (ii) your disclosure on page 8 regarding your smaller reporting company status, (iii) your disclosure on page 16 that states that you are subject to the reporting requirements of the Exchange Act, (iv) your disclosure in the first risk factor on page 17 that indicates that your are a reporting company under Section 12 of the Exchange Act, and (v) your disclosure on page 34 that you are "currently required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934."

Response: In response to this comment, the Company advises the Staff that it has deleted the aforementioned disclosures in the Form 1-A.

2. Refer to your response to comment 3. If you may create, hold, acquire, or offer additional crypto assets in the future, beyond the Security Tokens described in your offering circular:

•	Please disclose the policies and procedures that you and your subsidiaries will use to determine whether any such are securities for purposes of the federal securities laws, or are likely to be deemed securities, and specifically disclose that any determination that you or your subsidiaries make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.
•	Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto assets are not securities and describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker-dealer under the Securities Exchange Act.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s (Spirits Whiskey Tokens, Inc., (“SWT”)) offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the draft offering statement. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

3. Refer to your response to comment 5. Please disclose how you will ensure that offers, sales and transfers of deeds will comply with the federal securities laws, including the specific exemption from registration upon which you intend to rely.

Response: In response to this comment, the Company advises the Staff that its subsidiary Spirits Global, Inc. (“SG”) plans to issue its deeds under the Section 4(2), Rule 506 of the Securities Act of 1933 private placement exemption. To ensure that SG is in compliance with federal securities laws, every offer, sale or transfer of deeds will be reviewed by and approved by both the Company’s securities counsel and the Company’s FINRA member registered placement agent, Tellson Securities, Inc.

4. Please revise throughout to clearly disclose the stage of your operations so that investors understand the platforms and crypto assets that you and your subsidiaries have fully developed and that are currently in use, and, to the extent that your platforms, crypto assets or securities are not fully developed, please describe the current stage of development and the estimated timeline of when they will be fully developed.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

5. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

6. Please revise references to "OTCUS," "USOTC," "OTC US," and "OTCQB" to clarify the OTC tier on which your common stock is quoted. It appears your common stock is quoted on OTC Pink.

Response: In response to this comment, the Company advises the Staff that it has revised references to "OTCUS," "USOTC," "OTC US," and "OTCQB" in the Form 1-A to show that the OTC tier in which the Company’s common stock is quoted is OTC Pink.

Risk Factors, page 10

7. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected or could affect how your business is perceived by potential investors, counterparties, and regulators, and whether there is or could be a material impact on your operations or financial condition.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

8. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

9. Describe any material risks related to safeguarding your, your affiliates’, or your investors’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

10. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

11. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Risk of loss of investor demand for your Security Tokens.
•	Financing risk, including equity and debt financing.
•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
•	Risks from price declines or price volatility of crypto assets.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

Risks Related to Our Industry, page 17

12. Refer to your response to comment 8. Please expand the risk factor disclosure related to the volatility of the underlying assets as well as the risk of the destruction of the underlying assets. Provide additional risk factor disclosure regarding risks related to, and the potential failure of, technologies used in operation of the platform and the Security Tokens. In addition, to the extent that you will store users' assets on your platform or will use third parties to do so, disclose the risks related to such storage of crypto assets on your platform, including the risks to investors if you or your subsidiaries declare bankruptcy, and the risks related to the theft, loss, or hack of private keys.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

The Company or its Third-Party Contractors may damage or misuse the private key management part of the platform, page 17

13. Explain what exactly the "maintenance and organization of the private key" entails and revise your Business section accordingly.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

Cyber Security Breach could significantly Impair the Company, page 18

14. Describe here how a cybersecurity breach could impact you or your subsidiaries, your security token platform, security tokens, private keys, and investors in your security tokens.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. As a result, the Company cannot respond to the part of the question pertaining to security token platform, security tokens, private keys, and investors in your security tokens.

Concerning how a cybersecurity breach could impact the Company or its subsidiaries, SG has implemented and follows the latest cybersecurity measures to minimize cyber security breaches significantly, which includes (a) periodic executive & employee trainings, (b) Utilization of compliance Document Management System (“DMS”) for document storage & sharing, (c) Establishing The National Institute of Standards and Technology (“NIST”) incident response plan framework (d) Mandatory Two-factor authentication policy on all company & employees online accounts and (e) implementing email anti-phishing and malware protection.

Upon a cyber security breach, SG expects to experience a minor impact on its operation. Based on the breach's level and size, Some SG deedholders' data may be at the risk of bad actors obtaining their personal identifiable information (e.g., name, email, address, phone number, investments, etc.).

Business, page 22

15. Please provide a separate discussion in your offering circular that discloses all material terms of the Security Tokens and the rights of its holders. The following are examples only and are not intended to be exhaustive:

•	Explain exactly what interests holders will have, for example whether they are receiving fractional interests in a specified barrel of whiskey, specified payments, or otherwise, explaining in sufficient detail.
•	Explain the timing of how payments will be made and whether they will occur before or after you sell a barrel.
•	Describe whether, and in what way, payments to security holders will depend upon your sale of the barrel and the amount of proceeds you receive from the sale of the barrel.
•	Explain what voting rights Security Token holders have.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

16. Refer to your response to comment 3. Disclose what party has custody of Security Token private keys during the twelve month holding period. Also state whether SWT's platform includes wallets in which investors can hold their Security Tokens and/or other crypto assets. Regarding each of these separate matters, describe the security and custody arrangements in your Business section, including:

•	The level of insurance that covers loss or theft of investor assets and who is covered by such insurance (investors, you, custodians, or other parties).
•	What party or parties store the crypto assets.
•	The material terms of any agreements with third party custodians for the storage of crypto assets.
•	Whether any party has inspection rights related to any crypto assets held by third parties.
•	The types of storage utilized (hot or cold).

In addition, address the related risks, in detail, in your risk factors section.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

17. Clarify what assets investors will be able to buy on SWT's platform.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

18. Refer to your response to comments 4 and 9. Please revise your disclosure on page 22 to describe the "digital tracking mechanism, built on a blockchain platform" by which investors can digitally track and monitor a particular spirit during the applicable maturation process. In addition, please disclose what you mean by the "rates available for distributions." For example, disclose whether the holders of the Security Tokens receive distributions throughout the maturation process of the spirits represented by the Security Token, and if so, what these distributions are based upon. Also, disclose whether the "disclosed offered amount" that investors receive upon the sale of the asset refers to the amount received for the actual sale of the matured whiskey or a fixed amount specified at the time the Security Token is purchased by the investor, regardless of the value of the whiskey upon maturity, or some other amount. Finally, please disclose what you mean in your response letter that "in theory," upon the sale of the mature spirits, the token holder will receive the disclosed offered amount at the end of the maturity period by disclosing the reasons why an investor may not receive the the disclosed offered amount at the end of the maturity period.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

19. Refer to your response to comments 4 and 9. We note your disclosure that on page 22 that Security Token holders have the right to transfer tokens to their personal wallets off your platform after the twelve month holding period. Please tells us how you intend to confirm that the conditions under Rule 144 of the Securities Act have been satisfied, and how you will ensure that any transfer of such Security Tokens are done in compliance with the federal security laws. In addition, please disclose how SWT performs KYC/AML and any other compliance background checks prior to the sale or transfer of the Security Tokens. In addition, please disclose how token holders will be made aware of the end of the holding period and any actions the holders have to take to permit release of the tokens at the end of the holding period. Also disclose the process by which holders of Security Tokens transfer their tokens.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

20. Refer to your response to comments 4 and 9. Please disclose how you verify and identify the holder of a Security Token so that the distributions are made to the holder of the Security Token and whether these distributions are made using crypto assets or fiat currency. Additionally, describe what distributions will occur with respect to the Security Tokens.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

21. Refer to your response to comments 4 and 9. Please identify the crypto assets and fiat currency that investors may use to purchase the Security Tokens, and please disclose how SWT determines the value of the crypto assets used to purchase the Security Tokens. In addition, please disclose whether SWT intends to monetize the crypto assets it receives as payments, and, if so, its policies related to exchanging the crypto assets for other crypto assets or fiat currency. Also discuss who bears the risk of exchange rate fluctuations, you or Security Token subscribers, prior to the conversion of crypto assets paid during the subscription process.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

22. Refer to your response to comment 10. Please expand this section to include a detailed discussion of the federal and state regulations applicable to your business, whether related to securities law or otherwise.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

23. Refer to your response to comment 11. Please revise to include the substance of the response in your offering circular. In addition, please disclose the level of insurance for the barrels of Premium American Whiskey underlying the Cask Investment Deed and the rights and obligations as well as the risks related to the offering and ownership of the deeds. Also disclose your policies related to the purchase, sale, storage and valuation of the whiskey barrels.

Response: In response to this comment, the Company respectfully advises the Staff that it has added the requested disclosures on p. 22-23 of the Form 1-A.

24. Refer to your response to comment 12. Please revise your offering circular to disclose the number of Cask Investment Deeds and Security Tokens that are outstanding as of the most practicable date. In this regard, we note your disclosure in your response letter that as of November 4, 2022 you had 400 Cask Investment Deed outstanding and no Security Tokens outstanding. Please disclose the maturity dates of the outstanding Cask Investment Deeds. In addition, your disclosure in your offering circular that "SWT has only created one securitized token in tandem with a spirits offering under Regulation D" appears to be inconsistent with your response that no Security Tokens are outstanding. Please revise the disclosure in your offering circular for clarity.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

25. Please file, and disclose the material terms, of all material contracts with third-party contractors or organizations that allow you or your subsidiaries to maintain your Ethereum based token platform and Securitized Tokens monitoring program, as referenced on page 17.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

26. You state that "lost Security Tokens occurring off our platform are not retrievable." Please disclose what will happen to any payments, distributions, or "offered amount" you send to Security Token holders, and where those payments will go, if a Security Token is lost.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

27. Explain how Each Security Token can hold the same value while also be linked to an individual "applicable barrel." Explain, for example, how all Security Tokens will have the same value if a barrel linked to a particular Security Token is lost, contaminated, damaged, or destroyed.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

28. To the extent material, discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, and counterparties, either directly or indirectly.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

29. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
•	Have the crypto assets of their customers unaccounted for.
•	Have experienced material corporate compliance failures.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

30. If material to an understanding of your business, discuss any steps you will take to safeguard the crypto assets on your platform and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including investor assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

31. Please expand the disclosure in your Business section to give a materially complete picture of the operations and planned operations of your subsidiaries. While material disclosure regarding the issuance of securities by those businesses is important to investors, you should also describe the other material aspects of those businesses. To the extent those subsidiaries operate or plan to operate spirits businesses, provide a description of those businesses. Please also explain any differences between the operations of those businesses.

Response: In response to this comment, the Company respectfully advises the Staff that it has added the requested disclosures on p. 22-23 of the Form 1-A.

32. Please provide a separate discussion in your offering circular that explains how the Cask Investment Deed works. Disclose all material terms and the rights of holders. Also describe whether, and how, each deed is linked to a particular barrel.

Response: In response to this comment, the Company respectfully advises the Staff that it has added the requested disclosures on p. 22-23 of the Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

33. We note that you intend to own or issue crypto assets and/or hold crypto assets on your platform. To the extent material, explain whether these crypto assets could serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, disclose the potential nature of your relationship for loans with parties other than third-parties. State whether there would be any encumbrances on the collateral. Discuss whether further current crypto asset market disruptions could affect the value of the underlying collateral.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

34. To the extent material, explain whether, to your knowledge, crypto assets you will issue may serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether further current crypto asset market disruptions could impact the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. The Company nor its subsidiaries do not plan to transition back to offering any financial instruments related to the cryptocurrency space.

Plan of Operations, page 25

35. Refer to your response to comment 13. We note your disclosure that you plan to use a significant portion of the net proceeds of the offering to "put down deposits on barrel allocations" with multiple distilleries, which will be used as the underlying assets for your Cask Investment Deeds and Security Tokens. Please disclose the rights you receive pursuant to the "deposits" you place on the barrel allocations, including the percentage of the total price you owe the distilleries after you provide the deposit and when the total price is paid to the distillery. In addition, we note your disclosure that, "at this time, [you] cannot reliably estimate the nature, timing or aggregate amount of" the costs related to the deposits on barrel allocations and that "you intend to continue to build [y]our corporate and operational infrastructure to build interests in [y]our product and service offerings." Please revise to expand your disclosure to disclosure the corporate and operational infrastructure you hope to build and an estimate of the amount of time each step of the process will take.

Response: In response to this comment, the Company respectfully advises the Staff that the Company will not be moving forward with its subsidiary’s SWT offering that proposed to use tokens within the cryptocurrency space. This is the only operation of the Company and/or its subsidiaries’ that involve any activities within the cryptocurrency space. Accordingly, the Company has revised/removed all references of tokens and/or cryptocurrency related provisions within the Form 1-A. As a result, the Company cannot respond to the part of the question pertaining to Security Token.

The Company respectfully advises the Staff that it has added the requested disclosures on p. 20 of the Form 1-A.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP